FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA 94403-1906

October 10, 2018

VIA EDGAR

Mr. David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Subject:           Franklin, Templeton and New Jersey/Alternative Strategies Funds (the“Funds”) (as listed on the attached Appendix)

Dear Mr. Manion:

On behalf of the Funds, the following are the responses to the Staff’s comments conveyed telephonically on September 10, 2018 with regard to the various filings made by the Funds with the U.S. Securities and Exchange Commission (“SEC”) on Form N-CSR, as well as corresponding disclosures made in their prospectuses filed as part of their Registration Statements on Form N-1A.  References made to the Funds’ shareholder reports refer to those shareholder reports reviewed by the SEC Staff, as listed on the Appendix.  Each comment is summarized below, followed by the Funds’ response to the comment.

Comments to Form N-CSR:

1.         Comment:        Please remove the ratio to average net assets with respect to the “Expenses incurred in connection with securities sold short” from each Fund’s Financial Highlights, as applicable.  The SEC Staff’s position is that any supplemental expense ratios (i.e., other than with respect to fee waivers) should be included in a footnote and not in the financial highlights table of the annual report per Instruction 4(b) to Item 13(a) of Form N-1A.

            Response:        Instruction 4(b) to Item 13(a) of Form N-1A does not specifically prohibit the inclusion of additional information in a Fund’s Financial Highlights beyond what is specifically required. In addition, Section 3(b) of General Instruction C of Form N-1A states in part that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required. For example, a Fund may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

Mr. David Manion

October 10, 2018

            The inclusion of a ratio to average net assets with respect to the “Expenses incurred in connection with securities sold short” in a Fund’s Financial Highlights does not obscure or impede understanding of the information that is required to be included in the financial highlights. In contrast, the applicable Funds believe that including this ratio provides shareholders with a more meaningful, relevant and transparent understanding of the components of a Fund’s net expense ratio and the effect of a Fund’s use of short sales on its net expense ratio.

            Because the disclosure referenced in the Staff’s comment is not prohibited by Instruction 4(b) to Item 13(a) of Form N-1A and is permitted by Section 3(b) of General Instruction C of Form N-1A, the Funds respectfully decline to make the requested change at this time.

2.         Comment:       With respect to the Franklin Lower Tier Floating Rate Fund, Franklin Middle Tier Floating Rate Fund and Franklin Floating Rate Master Series, please explain in correspondence the accounting process for term loans purchased on a delayed delivery basis.   Please also include in the correspondence the accounting process for loans under which the Funds may have to provide cash on demand to a borrower, which could result in unfunded commitments of the Funds.

            Response:        Term loans not settled within the normal settlement period are considered delayed delivery.  Unsettled delayed delivery amounts, as of period end, are included in “Payable – Investment securities purchased” in the Statement of Assets and Liabilities and marked to market daily with unrealized appreciation or depreciation included in “Net change in unrealized appreciation (depreciation) on Investments” in the Statement of Operations.

            When a Fund enters into credit agreements where the Fund is obligated to fund these commitments at the borrowers’ discretion, the Fund categorizes these agreements as “Unfunded loan commitments.”  Unfunded loan commitments are marked to market daily and any unrealized appreciation or depreciation is included in “Unrealized appreciation on unfunded loan commitments” or “Unrealized depreciation on unfunded loan commitments” in the Statement of Assets and Liabilities and in “Net change in unrealized appreciation (depreciation) on Investments” in the Statement of Operations.  Unfunded loan commitments are not included in the Statement of Investments but presented within the Notes to Financial Statements.  See Note 9. Unfunded Loan Commitments within the Notes to Financial Statements of Franklin Floating Rate Master Series for an example of this disclosure.

3.         Comment:        In correspondence, please disclose the process and/or the factors that are considered when determining if the components of an index or basket of investments are not publicly available on a Web site for purposes of Footnote 3 of Section 12-13C of Regulation S-X.

Mr. David Manion

October 10, 2018

Response:        A component of an index or basket of investments is not considered publicly available for purposes of Footnote 3 of Section 12-13C of Regulation S-X unless the information is available on a publicly accessible Web site without the imposition of any fee.

4.         Comment:        If a Fund has significant exposure to a sector (e.g., 25% or more of its net assets) for a period of years, the Staff believes that the Fund should disclose such focus/sector(s) in its summary prospectus.  Please explain why the Franklin Mutual International Fund and Franklin Mutual Global Discovery VIP Fund do not disclose such information with respect to the financial services sector in their summary prospectuses.

Response:        The Franklin Mutual International Fund and Franklin Mutual Global Discovery VIP Fund each intermittently have had 25% or more of its net assets invested in the financial services sector over the past several years.  As a result, the Funds each include a “Focus-Financial services companies” risk in the Item 9 sections of their prospectuses.  To the extent either Fund continuously has, or expects to continuously have, a significant level of exposure to the financial services sector for a period of years in the future, the Fund will include such disclosure in its summary prospectus.

5.         Comment:        With respect to the Franklin Large Cap Growth VIP Fund, please explain in correspondence the reasoning for the 7 basis point increase in operating expenses during the fiscal year ended December 31, 2017 in light of the fact that the Fund’s net assets increased, the management fee remained the same and the Fund did not have any applicable fee waivers.

Response:        While the end of year net assets increased slightly from December 31, 2016 to December 31, 2017, the average net assets for the fiscal year ended December 31, 2017 decreased by 42% as compared to the average net assets for the fiscal year ended December 31, 2016.  This resulted in a 7 basis point increase in the Fund’s expense ratio, primarily attributable to non-asset-based expenses related to reports to shareholders, professional fees and other miscellaneous expenses.

6.         Comment:        With respect to the Templeton Developing Markets Trust, please explain how the Fund is diversified as there are individual issuer holdings that are greater than 5% of its net assets that in the aggregate are greater than 25% of its net assets.

Response:        As a result of market fluctuations, the Fund moved into non-diversified status which is what is showing in the “Top 10 Holdings” chart as of December 31, 2017. During the period that the Fund moved into non-diversified status as a result of market appreciation, the Fund has been prohibited from making purchases that would exacerbate such non-diversified status, consistent with Section 5 of the Investment Company Act of 1940. The Fund has, however, moved back into diversified status by the next semi-annual report, as shown in the “Top 10 Holdings” chart as of June 30, 2018 by virtue of market movements.

                        We believe that we have responded fully to each of the SEC’s Staff comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact the undersigned at 916-463-1135, or, in his absence, Maria Clem Sell at 727-256-5492.

Mr. David Manion

October 10, 2018

Very truly yours,

/s/Matthew T. Hinkle

Matthew T. Hinkle

Senior Vice President, Global Fund Administration and Reporting & Fund Tax

Franklin Templeton Investments

On behalf of the Funds listed in the attached Appendix

APPENDIX

FUNDS AND FINANCIAL STATEMENTS REVIEWED BY SEC STAFF

June 30, 2017 financial statements:

Franklin California Tax-Free Trust                                        811-04356       Filed 8/30/2017

Franklin California Ultra-Short Tax-Free Income Fund

July 31, 2017 financial statements:

Franklin Floating Rate Master Trust                                      811-09869       Filed 10/4/2017

Franklin Lower Tier Floating Rate Fund

Franklin Middle Tier Floating Rate Fund

               Franklin Floating Rate Master Series

October 31, 2017 financial statements:

Franklin Investors Securities Trust                                         811-04986       Filed 1/2/2018

Franklin Convertible Securities Fund

Franklin Adjustable U.S. Govt Sec Fund

Franklin Equity Income Fund

Franklin Total Return Fund

Franklin Floating Rate Daily Access Fund

Franklin Real Return Fund

Franklin Low Duration Total Return Fund

Franklin Balanced Fund

Franklin Templeton International Trust                                 811-06336       Filed 1/2/2018

Franklin India Growth Fund

Franklin Value Investors Trust                                               811-05878       Filed 1/2/2018

Franklin Balance Sheet Investment Fund

Franklin Small Cap Value Fund

Franklin MicroCap Value Fund

December 31, 2017 financial statements:

Franklin Templeton Variable Insurance Products Trust         811-05583       Filed 3/7/2018

Franklin Flex Cap Growth VIP Fund

Franklin Founding Funds Allocation VIP Fund

Franklin Global Real Estate VIP Fund

Franklin Growth & Income VIP Fund

Franklin Income VIP Fund

Franklin Large Cap Growth VIP Fund

Franklin Mutual Global Discovery VIP Fund

Franklin Mutual Shares VIP Fund

Appendix - 1

Franklin Rising Dividends VIP Fund

Franklin Small Cap Value VIP Fund

Franklin Small-Mid Cap Growth VIP Fund

Franklin Strategic Income VIP Fund

Franklin U.S. Government Securities VIP Fund

Franklin VolSmart Allocation VIP Fund

Templeton Developing Markets VIP Fund

Templeton Foreign VIP Fund

Templeton Global Bond VIP Fund

Templeton Growth VIP Fund

Franklin Mutual Series Funds                                                811-05387       Filed 3/7/2018

Franklin Mutual Beacon Fund

Franklin Mutual Global Discovery Fund

Franklin Mutual European Fund

Franklin Mutual Financial Services Fund

Franklin Mutual International Fund

Franklin Mutual Quest Fund

Franklin Mutual Shares Fund

Franklin Templeton Global Trust                                           811-04450       Filed 3/5/2018

Templeton Global Currency Fund

Templeton Developing Markets Trust                                    811-06378       Filed 3/5/2018

Templeton Dragon Fund, Inc.                                                811-08394       Filed 3/5/2018

Templeton Institutional Funds                                                811-06135       Filed 3/5/2018

Foreign Smaller Companies Series

Global Equity Series

International Equity Series

Appendix - 2